UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

111, Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00005 per share

(Title of Class of Securities)

68247Q102**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, each representing two Class A ordinary shares (“ADS”). No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S.Identification Nos. of Above Persons (Entities Only) Verlinvest Asia (HK) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,748,935

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power •

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,748,935

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.75% (1)

12	Type of Reporting Person (See Instructions) CO

(1)                                 Based on the number of shares outstanding of 161,468,996 Class A ordinary shares outstanding on an as-converted basis as of September 12, 2018, as stated in the prospectus filed with the Securities and Exchange Commission.

1	Names of Reporting Persons I.R.S.Identification Nos. of Above Persons (Entities Only) Verlinvest SA

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,748,935

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,748,935

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,748,935

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.75% (1)

12	Type of Reporting Person (See Instructions) CO

(1)                                 Based on the number of shares outstanding of 161,468,996 Class A ordinary shares outstanding on an as-converted basis as of September 12, 2018, as stated in the prospectus filed with the Securities and Exchange Commission.

1	Names of Reporting Persons I.R.S.Identification Nos. of Above Persons (Entities Only) Verlinvest Group SA

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,748,935

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,748,935

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,748,935

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.75% (1)

12	Type of Reporting Person (See Instructions) CO

(1)                                 Based on the number of shares outstanding of 161,468,996 Class A ordinary shares outstanding on an as-converted basis as of September 12, 2018, as stated in the prospectus filed with the Securities and Exchange Commission.

1	Names of Reporting Persons I.R.S.Identification Nos. of Above Persons (Entities Only) Vedihold SA

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,748,935

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,748,935

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,748,935

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.75% (1)

12	Type of Reporting Person (See Instructions) CO

(1)                                 Based on the number of shares outstanding of 161,468,996 Class A ordinary shares outstanding on an as-converted basis as of September 12, 2018, as stated in the prospectus filed with the Securities and Exchange Commission.

Item l(a).                                             Name of Issuer:

111, Inc.

Item l(b).                                             Address of Issuer’s Principal Executive Offices or, if none, Residence:

3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China.

Item 2(a).                                          Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of the following reporting persons: (i) Verlinvest Asia (HK) Limited, a limited company incorporated in Hong Kong, (ii) Verlinvest SA, a company incorporated in Belgium, (iii) Verlinvest Group SA, a company incorporated in Belgium, and (iv) Vedihold SA, a company incorporated in Luxembourg (together, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement attached hereto as Exhibit 99.1 pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

Item 2(b).                                          Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is: 31/F., 148 Electric Road, North Point, Hong Kong.

Item 2(c).                                           Citizenship:

See the cover pages for each of the Reporting Persons.

Item 2(d).                                          Title of Class of Securities:

Class A ordinary shares, par value of $0.00005 per share.

Item 2(e).                                           CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares.  CUSIP number 68247Q102 has been assigned to the ADSs of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “YI.”  Each ADS represents 2 Class A ordinary shares.

Item 3.

Not applicable.

Item 4.                                                         Ownership.

(a)                                 Amount beneficially owned:

(b)                                 Percent of class:

(c)                                  Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote:

(ii)          Shared power to vote or to direct the vote:

(iii)       Sole power to dispose or to direct the disposition of:

(iv)      Shared power to dispose or to direct the disposition of:

See the cover pages for each of the Reporting Persons.

Item 5.                                                         Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                                         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group.

The reporting persons named herein are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the reporting persons to file jointly is attached hereto as Exhibit 99.1.

Item 9.                                                         Notice of Dissolution of Group.

Not applicable.

Item 10.                                                  Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2019

Verlinvest Asia (HK) Limited

	By:	/s/ Rafael Hulpiac
		Name:	Rafael Hulpiac
		Title:	Authorized Representative

Verlinvest SA

	By:	/s/ Frederic de Mevius
		Name:	Frederic de Mevius
		Title:	Chairman

Verlinvest Group SA

	By:	/s/ Frederic de Mevius
		Name:	Frederic de Mevius
		Title:	Chairman

Vedihold SA

	By:	/s/ Fons Mangen
		Name:	Fons Mangen
		Title:	Managing Director

Exhibit Index

Exhibit 99.1: Joint Filing Agreement, dated January 9, 2019, by and among the Reporting Persons.